UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number:     001-07434

Aflac Incorporated 401(k) Savings

and Profit Sharing Plan

(Full title of the plan)

Aflac Incorporated

(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road

Columbus, Georgia 31999

(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee

Aflac Incorporated 401(k) Savings

    and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule 1 as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

June 27, 2011
Atlanta, Georgia

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

December 31,

	2010	2009
Assets:
Investments (Note 5)	$213,671,088	$174,785,482
Participant loans	10,860,303	9,116,280
Cash	-	224,949
Accrued employer contribution	372,923	136,371
Accrued participant contribution	678,065	384,755
Total assets	225,582,379	184,647,837
Liabilities:
Excess participant contributions payable	192,968	171,606
Total liabilities	192,968	171,606
Net assets available for plan benefits before adjustments	225,389,411	184,476,231
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(468,430)	813,049
Net assets available for plan benefits	$224,920,981	$185,289,280

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2010	2009
Contributions and transfers:
Participant withholdings	$11,747,257	$11,029,577
Participant transfers from other plans	4,639,218	283,966
Employer matching	4,477,853	4,456,406
Total contributions and transfers	20,864,328	15,769,949
Dividend income	4,687,369	3,790,846
Interest income	613,430	661,417
Net appreciation in fair value of investments (Note 5)	26,660,872	21,591,820
Distributions to participants	(13,109,913)	(10,087,246)
Administrative fees	(84,385)	(86,331)
Increase in net assets	39,631,701	31,640,455
Net assets available for plan benefits:
Beginning of year	185,289,280	153,648,825
End of year	$224,920,981	$185,289,280

See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated (excluding Japan Branch employees); and Communicorp, Incorporated. Effective August 1, 2010, employees of Continental American Insurance Company (CAIC) became eligible to participate in the Plan. The aforementioned entities are collectively referred to as “the Company” in this report.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of Aflac Incorporated’s Board of Directors. For the period May 3, 2010 to December 31, 2010, T. Rowe Price Trust Company was the Plan’s trustee and administrator. For the period January 1, 2010 to May 2, 2010, and for the year ended December 31, 2009, the Plan’s trustee and administrator was Merrill Lynch Trust Company. The majority of the Plan’s administrative expenses are paid by the Plan sponsor. A portion of the Plan’s administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75% in 2010 and 50% in 2009, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $16,500 for participants under the age of 50 and $22,000 for participants age 50 and older in 2010 and 2009. Prior to March 1, 2009, contributions by participants were all made on a pre-tax basis. Effective March 1, 2009, participants could elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 6% of participants’ compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2010 and 2009, subject to certain limitations, the Company’s matching contribution was 50% of the portion of the participants’ contributions, which were not in excess of 6% of the participants’ annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans. During the year ended December 31, 2010, $4.2 million in net assets was transferred from the CAIC 401(k) Retirement Savings Plan into the Aflac Incorporated 401(k) Savings and Profit Sharing Plan.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant’s interest in the Company’s matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant’s account.

(d)	Vesting

Participants are 100% vested in their contributions plus investment earnings or losses thereon.

Participants become vested in the Company’s matching contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant’s interest in the Company’s matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company’s future matching contributions or plan expenses. At December 31, 2010, forfeited non-vested accounts totaled approximately $23,000, compared with approximately $46,100 a year ago. In 2010, forfeitures of approximately $277,000 were used to reduce matching contributions, compared with approximately $148,000 in 2009.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant’s employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock.

The Plan permits in-service withdrawals for participants who are 100% vested in the Company’s contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

a.	50% of the participant’s vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All participant loans carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant’s principal residence and are secured by the balance in the participant’s account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.25% at December 31, 2010, and 2009. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Transactions With Parties-in-Interest

As of December 31, 2010 and 2009, the statements of net assets available for plan benefits include the following investments and participant loans with parties-in-interest to the Plan.

	2010	2009
T. Rowe Price Balanced Fund	$30,325,088	$	*
T. Rowe Price Equity Income Fund	15,411,869		*
T. Rowe Price Mid-Cap Growth Fund	5,896,285		*
T. Rowe Price Mid-Cap Value Fund	485,170		*
T. Rowe Price Retirement Income Fund	88,082		*
T. Rowe Price Retirement 2005 Fund	158,645		*
T. Rowe Price Retirement 2010 Fund	909,398		*
T. Rowe Price Retirement 2015 Fund	545,950		*
T. Rowe Price Retirement 2020 Fund	391,520		*
T. Rowe Price Retirement 2025 Fund	600,475		*
T. Rowe Price Retirement 2030 Fund	217,627		*
T. Rowe Price Retirement 2035 Fund	133,232		*
T. Rowe Price Retirement 2040 Fund	207,458		*
T. Rowe Price Retirement 2045 Fund	129,157		*
T. Rowe Price Retirement 2050 Fund	136,972		*
T. Rowe Price Retirement 2055 Fund	20,523		*
T. Rowe Price Stable Value Common Trust Fund**	12,491,592		*
T. Rowe Price U.S. Treasury Money Market Trust	1,237,880		*
Merrill Lynch Retirement Preservation Trust***	*		12,021,527
Merrill Lynch Equity Index Trust	*		3,221,317
Aflac Incorporated common stock	99,174,091		84,727,222
Participant loans	10,860,303		9,116,280

* Investment not part of the Plan at the end of the respective period

** Includes adjustment to contract value of $(468,430) in 2010

*** Includes adjustment to contract value of $813,049 in 2009

2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value. Investments in mutual funds and common shares are stated at fair value based upon market quotations obtained from national security exchanges. Investments in common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund, except for the T. Rowe Price Stable Value Common Trust Fund at December 31, 2010 and the Merrill Lynch Retirement Preservation Trust at December 31, 2009.

The T. Rowe Price Stable Value Common Trust Fund and the Merrill Lynch Retirement Preservation Trust, both common/collective trusts, primarily hold investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. In accordance with applicable accounting guidance, the Plan’s investment in units of these trusts is presented at fair value in the statements of net assets available for plan benefits, with an adjustment to its underlying contract value displayed separately. The T. Rowe Price Stable Value

Common Trust Fund’s and the Merrill Lynch Retirement Preservation Trust’s reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions

Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. Participant loans are stated at cost, which approximates fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

(e)	New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Participant loans: In September 2010, the Financial Accounting Standards Board (FASB) issued amended accounting guidance on classifying participant loans. This guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company adopted this guidance during the year ended December 31, 2010. As of December 31, 2010, and 2009, accrued but unpaid interest is included in the participant loan balance in the Plan’s statements of net assets available for plan benefits. The adoption had no other impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Fair value measurements and disclosures: In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires new disclosures about transfers in and out of fair value hierarchy Levels 1 and 2 and clarifies that fair value measurement disclosures should be provided for each class of assets and liabilities. The Company adopted this guidance during the year ended December 31, 2010. The adoption had no impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Accounting Pronouncements Pending Adoption

Fair value measurements and disclosures: In May 2011, the FASB issued amended accounting guidance on fair value measurements and disclosures. Most of the amendments are wording changes that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on the Plan’s net assets available for benefits and the changes in net assets available for benefits.

In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires the activity in fair value hierarchy Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. This guidance is effective for interim and annual periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have any impact on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

3. FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In January 2011, the Plan was submitted to the Internal Revenue Service for a determination on its continued tax-qualified status.

Accounting principles generally accepted in the United States of America require the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. INVESTMENT FUNDS

The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2010	2009
Mutual funds:
T. Rowe Price Balanced Fund	$30,325,088	$	*
T. Rowe Price Equity Income Fund	15,411,869		*
Vanguard Institutional Index Fund, Institutional	15,119,310		*
Davis New York Venture Fund	*		9,795,229
Dodge & Cox Balanced Fund	*		25,432,680
Dodge & Cox Stock Fund	*		14,691,410
Common/collective trust funds:
T. Rowe Price Stable Value Common Trust Fund**	12,491,592		*
Merrill Lynch Retirement Preservation Trust***	*		12,021,527
Aflac Incorporated common stock	99,174,091		84,727,222

* Investment not part of the Plan at the end of the respective period

** Includes adjustment to contract value of $(468,430) in 2010

*** Includes adjustment to contract value of $813,049 in 2009

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Mutual funds	$8,077,402	$15,064,006
Common/collective trust funds	220,887	684,248
Aflac Incorporated common stock	18,362,583	5,843,566
Total net appreciation in fair value of investments	$26,660,872	$21,591,820

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. The following tables present the fair value hierarchy levels of the Plan’s assets that are measured at fair value on a recurring basis as of December 31.

	2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments:
Mutual funds:
Small cap funds	$2,516,033	$-	$-	$2,516,033
Mid cap funds	6,929,740	-	-	6,929,740
Large cap funds	39,150,228	-	-	39,150,228
International funds	11,089,501	-	-	11,089,501
Blended funds	33,869,234	-	-	33,869,234
Fixed income bond funds	6,744,359	-	-	6,744,359
Common/collective trust funds	-	14,197,902	-	14,197,902
Aflac Incorporated common stock	99,174,091	-	-	99,174,091
Total assets	$199,473,186	$14,197,902	$-	$213,671,088

	2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments:
Mutual funds:
Small cap funds	$1,290,597	$-	$-	$1,290,597
Mid cap funds	3,606,520	-	-	3,606,520
Large cap funds	31,285,194	-	-	31,285,194
International funds	9,663,393	-	-	9,663,393
Blended funds	25,432,680	-	-	25,432,680
Fixed income bond funds	4,350,081	-	-	4,350,081
Common/collective trust funds	-	14,429,795	-	14,429,795
Aflac Incorporated common stock	84,727,222	-	-	84,727,222
Total assets	$160,355,687	$14,429,795	$-	$174,785,482

The fair value of our investments categorized as Level 1, consisting of mutual funds and common stock, is based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us. The fair value of our investments categorized as Level 2, consisting of common/collective trusts, is based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market corroborated inputs.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2009.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2010	2009
Net assets available for plan benefits	$224,920,981	$185,289,280
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	468,430	(813,049)
Participant withdrawals not yet distributed	-	(185,123)
Deemed distributions	(62,196)	(48,185)
Net assets available for plan benefits - Form 5500	$225,327,215	$184,242,923

Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on Form 5500.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2010	2009
Increase in net assets per statement of changes in net assets available for plan benefits	$39,631,701	$31,640,455
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,281,479	(813,049)
Participant withdrawals not yet distributed	185,123	(185,123)
Deemed distributions	(14,815)	-
Deemed distributions paid	804	3,227
Deemed distributions written off	-	3,007
Net income and Reconciliation - Form 5500*	$41,084,292	$30,648,517

*	Represents net income of $36,850,693 in 2010 and $30,648,517 in 2009 on Schedule H, line 2k and the transfer of net assets from the CAIC 401(k) Retirement Savings Plan into the Aflac Incorporated 401(k) Savings and Profit Sharing Plan of $4,233,599 in 2010 on Schedule H, line 2l(1)

Paid deemed distributions are cash receipts on defaulted participant loans of active participants disallowed on Form 5500 in previous years. Deemed distributions written off represent those defaulted loans that had not been removed from plan assets until the current year but that had been disallowed on Form 5500 in previous years.

SCHEDULE 1

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

EIN: 58-1167100 PN: 004

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
PIMCO Total Return Fund, Institutional	553,700	$6,007,654
Vanguard Inflation-Protected Securities Fund, Admiral	8,427	215,246
Vanguard Total Bond Market Index Fund, Institutional	49,194	521,459
American Funds Growth Fund of America, R6	283,148	8,619,049
American Funds Europacific Growth Fund, R6	260,739	10,786,793
T. Rowe Price Balanced Fund*	1,571,248	30,325,088
T. Rowe Price Equity Income Fund*	650,564	15,411,869
T. Rowe Price Mid-Cap Growth Fund*	100,739	5,896,285
T. Rowe Price Mid-Cap Value Fund*	20,462	485,170
Principal U.S. Property Account	10	5,107
T. Rowe Price Retirement Income Fund*	6,718	88,082
T. Rowe Price Retirement 2005 Fund*	13,989	158,645
T. Rowe Price Retirement 2010 Fund*	59,282	909,398
T. Rowe Price Retirement 2015 Fund*	45,916	545,950
T. Rowe Price Retirement 2020 Fund*	23,815	391,520
T. Rowe Price Retirement 2025 Fund*	49,873	600,475
T. Rowe Price Retirement 2030 Fund*	12,594	217,627
T. Rowe Price Retirement 2035 Fund*	10,893	133,232
T. Rowe Price Retirement 2040 Fund*	11,909	207,458
T. Rowe Price Retirement 2045 Fund*	11,124	129,157
T. Rowe Price Retirement 2050 Fund*	14,063	136,972
T. Rowe Price Retirement 2055 Fund*	2,131	20,523
Royce Pennsylvania Mutual Fund	215,968	2,516,033
Vanguard Extended Market Index Fund, Institutional	13,285	548,285
Vanguard Institutional Index Fund, Institutional	131,460	15,119,310
Vanguard Total International Stock Index, Investor	19,207	302,708
Total Mutual Funds		100,299,095

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund*	12,491,592	12,960,022
T. Rowe Price U.S. Treasury Money Market Trust*	1,237,880	1,237,880
Total Common/Collective Trusts		14,197,902

Aflac Incorporated common stock*	1,757,471	99,174,091

Participant loans (3,492 loans outstanding with zero cost, interest rates from 5.25% to 10.25% and maturity dates of less than one year to 10 years)*		10,798,107**

Total		$224,469,195

*Indicates a party-in-interest to the Plan.

**Excludes deemed distributions of $62,196

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 27, 2011	By:	/s/ Casey Graves
Casey Graves
Vice President
Human Resources

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm